Blue Gold Limited

94 Solaris Avenue, Camana

Bay Grand Cayman, KY1-

1108, Cayman Islands

September 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attention:	Claudia Rios and Kevin Dougherty

Re:	Blue Gold Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed August 26, 2025

File No. 333-288744

Ladies and Gentlemen:

This letter sets forth the response of Blue Gold Limited (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Energy & Transportation, of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated September 11, 2025, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”), filed with the SEC on August 26, 2025.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-1 (the “Revised Registration Statement”), which reflects the Company’s responses from the comments received from the Staff and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1.	You list an agent for service located outside of the United States. Instead, please provide an agent for service with a United States address.

Response:

The Company acknowledges the Staff’s comment and has appointed Corporation Service Company (CSC) as the Company’s agent for service of process with respect to the Revised Registration Statement. The Company has revised the cover page of the Revised Registration Statement in response to the Staff’s comments.

U.S. Securities and Exchange Commission

September 13, 2025

Selling Securityholders, page 73

2.	Please include the address for each selling shareholder and disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. For example, we note that selling shareholders include Perception Capital Partners IV LLC, the SPAC sponsor, which is controlled in part by the former SPAC Director and CEO Rick Gaenzle and Chairman Scott Honour. See Part I, Item 9.D.1 of Form 20-F.

Response:

The Company has revised pages 77-81 of the Revised Registration Statement in response to the Staff’s comment to include in the footnote for each Selling Shareholder (i) the address for each Selling Shareholder and (ii) any position, office or other material relationship between such Selling Shareholder within the past three years with the company or any of its predecessors or affiliates.

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U.S. Securities and Exchange Commission

September 13, 2025

If you have any questions regarding this letter, please do not hesitate to contact Blue Gold’s legal counsel, Brian Hirshberg at (212) 506-2176 by email at BHirshberg@mayerbrown.com.

Very truly yours,

/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer, Blue Gold Limited

cc:	Brian Hirshberg, Mayer Brown LLP